

SECURI 05040640

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66485

RECEIVED MAR 0 1 2005 WASH. D.C. 202 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/05/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HFF Securities, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10100 Santa Monica Blvd., Suite 1400
(No. and Street)

Los Angeles	CA	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael S. Joseph (310) 407-2174
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sisterson & Co. LLP
(Name – *if individual, state last, first, middle name*)

2101 Grant Bldg.	Pittsburgh	Pennsylvania	15219-2300
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George M. Russo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HFF Securities, L.P., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ROBERT PAUL MAGLALANG
Commission # 1500096
Notary Public - California
Los Angeles County
My Comm. Expires Jul 12, 2008

Signature

Financial Operations Principal
Title

RPMaglalang 02/28/05
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x o INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL
x p COPY OF MOST RECENT PART II A FILED (ELECTRONICALLY)

HFF SECURITIES L.P.

AUDITED FINANCIAL STATEMENTS

For the period from April 5, 2004 (date of formation)
through December 31, 2004

SISTERSON
STRATEGIES FOR BUSINESS

2101 Grant Building
Pittsburgh, Pennsylvania
15219-2300

Phone 412.281.2025
Fax 412.338.4597
Web www.sisterson.com

INDEPENDENT AUDITOR'S REPORT


SEC MAIL PROCESSING
RECEIVED
MAR 01 2005
WASH., D.C.
202
SECTION

To the Partners of
HFF Securities L.P.
Los Angeles, California

We have audited the accompanying statement of financial condition of HFF Securities L.P. (the "Partnership") as of December 31, 2004, and the related statements of operations, partners' capital and cash flows for the period from April 5, 2004 (date of formation) through December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HFF Securities L.P. as of December 31, 2004, and the results of its operations and its cash flows for the period from April 5, 2004 through December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sisterson & Co. LLP

February 11, 2005

HFF SECURITIES L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash and cash equivalents	$	140,430
Accounts receivable		77
Prepaid insurance		217,290
Prepaid compensation under employment agreements		436,364
Furniture and equipment, net of accumulated depreciation of $2,954		20,205
NASD license		99,617
	$	913,983

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued liabilities	$	17,182
Payable to affiliate (Note 4)		22,021
Total liabilities		39,203
Partners' capital		
General partner's capital		8,748
Limited partner's capital		866,032
Total partners' capital		874,780
	$	913,983

The accompanying notes are an integral part of this financial statement.

HFF SECURITIES L.P.

STATEMENT OF OPERATIONS

For the period from April 5, 2004 (date of formation)
through December 31, 2004

Revenues		
Placement fees	$	511,667
Referral fees		960,877
		1,472,544
Expenses		
Personnel		1,260,587
Occupancy		103,495
Other operating		683,436
Depreciation		2,954
		2,050,472
Operating loss		(577,928)
Interest income		2,708
Net loss	$	(575,220)

The accompanying notes are an integral part of this financial statement.

HFF SECURITIES L.P.

STATEMENT OF PARTNERS' CAPITAL

For the period from April 5, 2004 (date of formation)
through December 31, 2004

	General Partner	Limited Partner	Total
Capital contributions	$ 14,500	$ 1,435,500	$ 1,450,000
Net loss	(5,752)	(569,468)	(575,220)
Partners' capital, December 31, 2004	$ 8,748	$ 866,032	$ 874,780

The accompanying notes are an integral part of this financial statement.

HFF SECURITIES L.P.

STATEMENT OF CASH FLOWS

For the period from April 5, 2004 (date of formation)
through December 31, 2004

Cash flows from operating activities		
Net loss	$	(575,220)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation		2,954
Increase (decrease) in cash from changes in		
Accounts receivable		(77)
Prepaid insurance		(217,290)
Prepaid compensation under employment agreements		(436,364)
Accounts payable and other liabilities		17,182
Net cash used in operating activities		(1,208,815)
Cash flows from investing activities		
Purchases of furniture and equipment		(23,159)
Acquisition of NASD license		(99,617)
Net cash used in investing activities		(122,776)
Cash flows from financing activities		
Partners' capital contributions		1,450,000
Net advances from affiliate		22,021
Net cash provided by financing activities		1,472,021
Cash and cash equivalents, December 31, 2004	$	140,430

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

HFF Securities L.P. (the "Partnership") is a broker-dealer that performs private placements of securities by raising equity capital from institutional investors for discretionary, commingled real estate funds to execute real estate acquisitions, recapitalizations, developments, debt investments, and other real estate-related strategies. The Partnership may also provide other investment banking and advisory services on various project or entity-level strategic assignments such as mergers and acquisitions, sales and divestitures, recapitalizations and restructurings, privatizations, management buyouts, and arranging joint ventures for specific real estate strategies.

The Partnership is an affiliate of a financial intermediary and advisor in the commercial real estate industry that has locations in seventeen major cities nationwide. The Partnership shares office space with the affiliate in its Los Angeles, California office. In addition to its core business, the Partnership earns fees for referring clients to the affiliate.

The Partnership was formed as a Delaware limited partnership by its General Partner and its Limited Partner and shall continue for a fifty-year term from the date of formation (April 5, 2004) unless dissolved earlier by voluntary agreement of the partners or by any other act constituting dissolution under applicable law.

Capital contributions and distributions

Capital contributions may be required only with the consent of the partners. Distributions of Net Cash Flow (as defined) are made at the sole discretion of the General Partner. Neither partner may withdraw from the partnership without the consent of the other partner.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Concentrations of credit risk

The Partnership's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Partnership places its cash with financial institutions in amounts that at times exceed the FDIC insurance limit. The Partnership has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Cash and cash equivalents

Cash and cash equivalents include cash in bank accounts and short-term investments with original maturities of three months or less.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Placement fees are fees earned for discretionary and nondiscretionary equity capital raises as well as other investment banking services. Referral fees are fees earned for referring clients to the Partnership's affiliates. The fees are recognized and generally collected at the closing of the transaction.

Furniture and equipment

Furniture and equipment are recorded at cost. Depreciation is computed using straight-line and accelerated methods over five to seven years.

Prepaid compensation under employment agreements

The Partnership has employment agreements with three executives whereby sign-up bonuses were paid in 2004 for employment terms that commenced in April 2004 and will expire on December 31, 2006. The sign-up bonuses are to be repaid to the Partnership upon voluntary termination by an executive or termination by cause (as defined) by the Partnership prior to December 31, 2006. The total cost of the employment agreements of $600,000 is being amortized by the straight-line method over the term of the agreements. Amortization for 2004 of $163,636 is included in personnel expenses on the accompanying statement of operations. Future amortization is estimated to be $218,182 per year for 2005 and 2006.

Intangible assets

The Partnership has recognized an intangible asset in the amount of $99,617 for the costs of obtaining an NASD license as a broker-dealer. The license is determined to have an indefinite useful economic life and is therefore not being amortized. The Partnership evaluates intangible assets on an annual basis for potential impairment.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Partnership is organized as a limited partnership under the laws of the state of Delaware. Under those provisions, the income and expenses of the Partnership are passed through and reported on the partners' individual income tax returns. Accordingly, no income taxes are reported in these financial statements.

NOTES TO FINANCIAL STATEMENTS
(continued)

NOTE 3 - NET CAPITAL REQUIREMENT

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Partnership had net capital of $101,225 which was $96,225 in excess of its required minimum net capital of $5,000. At December 31, 2004, the Partnership's net capital ratio was .39 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

For the period from April 5, 2004 through December 31, 2004, the Partnership earned referral fees of approximately $960,000 for its performance on engagements that were referred to an affiliate. The Partnership was also allocated rent and overhead expenses of approximately $174,000 for office space and administrative services that it shares with the affiliate. In addition, the Partnership paid consulting fees of approximately $85,000 to the affiliate for administrative support on placement transactions.

During the period from April 5, 2004 through December 31, 2004, the Partnership received advances in cash and in the form of expenses paid on its behalf by an affiliate. Advances from the affiliate of $500,000 were reclassified to partners' capital contributions. At December 31, 2004, the Partnership owes the affiliate $22,021.

SUPPLEMENTARY INFORMATION REQUIRED BY

RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

HFF SECURITIES L.P.

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

Net capital computation		
Total partners' capital	$	874,780
Deductions and/or charges		
A. Non-allowable assets - Accounts receivable, prepaid insurance, furniture and equipment, net, employment agreements, net and NASD license		(773,553)
Net capital before haircuts on securities positions		101,227
Haircuts on securities positions		
Money market fund at 2%		(2)
Net capital	$	101,225
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable, accrued liabilities and payable to affiliate	$	39,203
Computation of basic net capital requirement		
A. Minimum net capital required (12 1/2% of total aggregate indebtedness)	$	4,900
B. Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of A. or B.)	$	5,000
Excess net capital	$	96,225
Ratio: Aggregate indebtedness to net capital		.39 to 1

A reconciliation with the Company's computation included in Part II of Form X-17A-5 as of December 31, 2004 is not included because there is no material difference between the Company's computation and the computation above.

HFF SECURITIES L.P.

Schedule II

EXEMPTIVE PROVISION UNDER RULE 15c3-3

An exemption from Rule 15c3-3 is claimed based on Section (k)(3). HFF Securities L.P.'s business activities do not involve taking possession of customer funds or securities.

SISTERSON
STRATEGIES FOR BUSINESS

2101 Grant Building
Pittsburgh, Pennsylvania
15219-2300

Phone 412.281.2025
Fax 412.338.4597
Web www.sisterson.com

To the Partners of
HFF Securities L.P.

In planning and performing our audit of the financial statements and supplemental schedules of HFF Securities L.P. ("Company") for the period from April 5, 2004 (date of formation) through December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners of HFF Securities L.P., management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 11, 2005

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (●) Alternate ( ) [0011]

Name of Broker Dealer: HFF SECURITIES L.P. [0013]

SEC File Number: 8- 66485 [0014]

Address of Principal Place of Business: 10100 SANTA MONICA BOULEVARD, [0020]

LOS ANGELES [0021] CA [0022] 90067 [0023]

Firm ID: 131585 [0015]

For Period Beginning 10/01/2004 [0024] And Ending 12/31/2004 [0025]

Name and telephone number of person to contact in regard to this report:

Name: George M. Russo [0030] Phone: (805)573-1856 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (●) [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

	Item	Allowable	Non-Allowable	Total
1.	Cash	140,430 [0200]		140,430 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	[0295]		
	B. **Other**	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	77 [0600]	77 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. **Exempted securities**	[0418]		
	B. **Debt securities**	[0419]		
	C. **Options**	[0420]		
	D. **Other securities**	[0424]		
	E. **Spot commodities**	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. **Exempted securities** [0150]			
	B. **Other securities** [0160]			

7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities** [0170]			
B. **Other securities** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	20,205 [0680]	20,205 [0920]
11. Other assets	[0535]	753,271 [0735]	753,271 [0930]
12. **TOTAL ASSETS**	140,430 [0540]	773,553 [0740]	913,983 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	39,203 [1205]	[1385]	39,203 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

[1000]

2. Includes equity subordination (15c3-1(d)) of

[1010]

D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	39,203 [1230]	0 [1450]	39,203 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ______ [1020])	874,780 [1780]
23.	Corporations:	
A.	Preferred stock	[1791]
B.	Common stock	[1792]
C.	Additional paid-in capital	[1793]
D.	Retained earnings	[1794]
E.	Total	0 [1795]
F.	Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	874,780 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	913,983 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2004 [3932]	Period Ending 12/31/2004 [3933]	Number of months 3 [3931]

REVENUE

1.	Commissions:		
	a. **Commissions on transactions in exchange listed equity securities executed on an exchange**		[3935]
	b. **Commissions on listed option transactions**		[3938]
	c. **All other securities commissions**		[3939]
	d. **Total securities commissions**	0	[3940]
2.	Gains or losses on firm securities trading accounts		
	a. **From market making in options on a national securities exchange**		[3945]
	b. **From all other trading**		[3949]
	c. **Total gain (loss)**	0	[3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue	369,667	[3995]
9.	Total revenue	369,667	[4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits	1,190	[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a. **Includes interest on accounts subject to subordination agreements** [4070]		
14.	Regulatory fees and expenses		[4195]
15.	Other expenses	496,348	[4100]
16.	Total expenses	497,538	

[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-127,871 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-127,871 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	62,236 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☐ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) ☑ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition				874,780 [3480]
2.	Deduct ownership equity not allowable for Net Capital				[3490]
3.	Total ownership equity qualified for Net Capital				874,780 [3500]
4.	Add:				
	A.	**Liabilities subordinated to claims of general creditors allowable in computation of net capital**			0 [3520]
	B.	**Other (deductions) or allowable credits (List)**			
			[3525A]	[3525B]	
			[3525C]	[3525D]	
			[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities				874,780 [3530]
6.	Deductions and/or charges:				
	A.	**Total nonallowable assets from Statement of Financial Condition (Notes B and C)**		773,553 [3540]	
	B.	**Secured demand note deficiency**		[3590]	
	C.	**Commodity futures contracts and spot commodities - proprietary capital charges**		[3600]	
	D.	**Other deductions and/or charges**		[3610]	-773,553 [3620]
7.	Other additions and/or credits (List)				
			[3630A]	[3630B]	
			[3630C]	[3630D]	
			[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions				101,227 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A.	**Contractual securities commitments**		[3660]	
	B.	**Subordinated securities borrowings**		[3670]	
	C.	**Trading and investment securities:**			

1.	Exempted securities		[3735]	
2.	Debt securities		[3733]	
3.	Options		[3730]	
4.	Other securities		[3734]	
D.	Undue Concentration		[3650]	
E.	Other (List)			
		Investment Account [3736A]	2 [3736B]	
		[3736C]	[3736D]	
		[3736E]	[3736F]	
			2 [3736]	-2 [3740]
10.	Net Capital			101,225 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	4,900 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	96,225 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	97,304 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		39,203 [3790]
17.	Add:		
A.	Drafts for immediate credit	[3800]	
B.	Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C.	Other unrecorded amounts (List)		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]
19. Total aggregate indebtedness		39,203 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 39 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		502,651 [4240]
A.	**Net income (loss)**		-127,871 [4250]
B.	**Additions (includes non-conforming capital of**	[4262])	500,000 [4260]
C.	**Deductions (includes non-conforming capital of**	[4272])	[4270]
2.	Balance, end of period (From item 1800)		874,780 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	**Increases**	[4310]
B.	**Decreases**	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]